Form 10-K405, Exhibit 13
period 1996-12-31
MAGAININ PHARMACEUTICALS INC
filed 1997-03-31
CIK 880431

SELECTED FINANCIAL DATA                            Magainin Pharmaceuticals Inc.
(In thousands, except per share amounts)           (a development stage company)

The following table summarizes certain selected financial data. The selected financial data is derived from, and is qualified by reference to, the financial statements of the Company.

                                                                                         June 29, 1987
                                                                                        (inception) to
                                                                                         December 31,
       Year Ended December 31,         1996        1995        1994        1993        1992        1996
                                     --------    --------    --------    --------    --------    ---------
   STATEMENT OF OPERATIONS DATA:
   Revenues:
     Contract and government grant   $    150    $  2,056    $     85    $    273    $    140    $   2,983
     Related party contract                --         280         326         319         260        1,527
                                     --------    --------    --------    --------    --------    ---------
                                          150       2,336         411         592         400        4,510
                                     --------    --------    --------    --------    --------    ---------
   Costs and expenses:
     Research and development          22,326      18,160      11,258      11,455       6,626       78,681
     General and administrative         3,488       3,137       3,468       2,630       2,640       20,512
     Charge for stock issuance
        relating to royalty buyout      7,080          --          --          --          --        7,080
                                     --------    --------    --------    --------    --------    ---------
                                       32,894      21,297      14,726      14,085       9,266      106,273
                                     --------    --------    --------    --------    --------    ---------
   Loss from operations               (32,744)    (18,961)    (14,315)    (13,493)     (8,866)    (101,763)
   Interest income                      2,172       1,778       1,207         846         494        7,210
   Interest expense                       (48)        (32)        (48)        (64)        (87)        (690)
                                     --------    --------    --------    --------    --------    ---------
   Net loss                          $(30,620)   $(17,215)   $(13,156)   $(12,711)   $ (8,459)   $ (95,243)
   Net loss per share                  $(1.71)     $(1.17)     $(0.99)     $(1.14)     $(1.20)
                                     --------    --------    --------    --------    --------
   Weighted average shares
     outstanding                       17,938      14,696      13,301      11,108       7,076

   December 31,                          1996        1995        1994        1993        1992
                                     --------    --------    --------    --------    --------
   BALANCE SHEET DATA:
   Cash and investments              $ 33,340    $ 43,666    $ 25,921    $ 38,303    $  8,915
   Working capital                     28,276      30,429      21,750      30,621       8,536
   Total assets                        36,376      45,727      28,050      40,460      11,162
   Long-term liabilities                  915         304         460         299         471
   Total liabilities                    6,433       4,534       4,137       3,451         982
   Accumulated deficit                (95,243)    (64,623)    (47,408)    (34,252)    (21,541)
   Stockholders' equity                29,943      41,193      23,913      37,009      10,180

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains, in addition to historical information, statements by the Company with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and the following sections of Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as filed with the Securities and Exchange Commission: "Product Development and Research Programs;" "Manufacturing;" "Research and Development Organization;" "Collaborative Arrangements;" "Government Regulation;" "Reimbursement; Health Care Reform;" "Patent and Proprietary Rights; Licensed Technology;" "Competition" and "Product Liability and Insurance."

GENERAL
The Company is a biopharmaceutical company engaged in the development of breakthrough medicines for serious diseases. The Company's lead product development compound is Cytolex, a topical anti-infective intended for the treatment of infection in diabetic foot ulcers. The Company is also conducting preclinical research on an aminosterol class of compounds. One such compound, squalamine, is being evaluated in cancer, and another such compound, MSI-1436, is being evaluated in viral infection. The Company's newest research efforts are in the genomics of asthma.

Since commencing operations in 1988, the Company has not generated any sales revenue, and has received nominal amounts of revenue from contracts and grants. The Company has funded operations primarily from the proceeds of public and private placements of securities. The Company has incurred net losses in each year since its inception, and expects to incur substantial additional losses for the next several years. The Company expects that losses will fluctuate from quarter to quarter, and that such fluctuations may be substantial. At December 31, 1996, the Company's accumulated deficit was approximately $95,243,000.

RESULTS OF OPERATIONS
REVENUES
The Company has received no revenue from product sales. Revenues recorded to date have consisted principally of revenues recognized under collaborations with corporate partners, and pursuant to Small Business Innovation Research ("SBIR") grants. Contract revenues of $150,000 in 1996 consist of payments under a collaborative arrangement with Abbott Laboratories ("Abbott") in the nutritional field. The Company recorded revenues of $1,900,000 in 1995 relating to the execution of an Agreement in Principle with Fisons plc in September 1995, and the termination of this arrangement in November 1995. Related party contract revenue consisted of funding received from Colgate-Palmolive Company pursuant to an oral health care collaboration which concluded in January 1996. Government grant revenues resulted from a Phase Two $500,000 SBIR grant to develop a treatment for certain gastrointestinal ailments, which ended during 1994. The Company anticipates that its revenues from operations will be limited for the foreseeable future.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses have increased on an annual basis from 1994 through 1996 principally as a result of increases in clinical and preclinical testing, manufacturing development expenses, personnel costs, and laboratory supplies. In particular, these increases have been related to increasing costs associated with the Company's lead product candidate, Cytolex. Expenses have also increased due to preclinical activities associated with the Company's other development programs, including its aminosterol and asthma programs.

In early 1994, the Company completed an unsuccessful Phase IIB/III clinical trial of Cytolex for the treatment of impetigo. Also in 1994, the Company initiated a pivotal clinical trial of Cytolex for the treatment of infection in diabetic foot ulcers, and a second such trial was initiated in August 1995. The Company contracts with third parties to conduct such trials, and such clinical trial costs amounted to $4,005,000, $5,172,000 and $1,570,000 in 1996, 1995 and
1994, respectively.

In September 1996, the Company announced results of its initial pivotal trial of Cytolex for the treatment of infection in diabetic foot ulcers, and in March 1997 the Company reported successful results from a second such pivotal trial. The clinical trials conducted for Cytolex yielded substantial data. Such additional data includes information relating to the primary endpoints for the studies, as well as data relating to patient subgroup analysis, wound healing, side effects, and secondary endpoints of the study, including microbiological results. Although the Company believes its two pivotal trials of Cytolex yielded successful results, there can be no assurance that the FDA will concur with the Company's analysis in this regard. Furthermore, the submission to FDA of any application for product approval, and the review by FDA of such application, will require additional time to complete manufacturing activities and stability studies, which additional time may be significant.

Significant development work is necessary to scale-up the manufacturing process for the Company's products to those levels necessary for a profitable commercial product. The Company contracts with third parties for these development activities, and for the procurement of material for clinical and preclinical testing, and such expenses, including those for Cytolex, amounted to $9,557,000, $7,652,000 and $3,620,000 in 1996, 1995 and 1994, respectively.

The Company is working with Abbott with regard to the manufacture of bulk Cytolex. The Company's current arrangement with Abbott provides for the development by Abbott of a chemical process to manufacture bulk Cytolex on a commercial scale, for the production of bulk Cytolex, and for Abbott to perform those activities necessary to submit a Drug Master File to the FDA in support of any filing for marketing approval of Cytolex. The arrangement with Abbott provides for cash payments by the Company through early 1998 aggregating approximately $12,900,000, as well as the issuance by the Company to Abbott of up to 500,000 shares of its common stock and the obligation to pay a royalty on future sales of Cytolex. Through December 31, 1996, the Company has paid Abbott approximately $8,600,000 under this arrangement. Stock issuances by the Company to Abbott will result in a charge to earnings, representing the fair value of the shares when issued. The Company issued 125,000 shares of common stock to Abbott in October 1995, resulting in a charge to earnings of $1,250,000 in 1995. Future stock issuances are related to the achievement by Abbott of contractual performance milestones which could begin to occur in 1997. Substantial additional funds will also be required to continue manufacturing development efforts beyond the term of this current arrangement.

The level of research and development expenses in future periods will depend upon the success of the development of Cytolex, and the progress of other research programs at the Company. Expenses relating to the development of Cytolex are expected to continue to be significant in future periods principally as a result of the Company's ongoing manufacturing development program, partially offset by a decline in clinical trial related costs as the Company's second pivotal trial for Cytolex comes to a conclusion in early 1997. The Company also expects increased preclinical and manufacturing development expenses relating to its aminosterol and asthma programs.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses have consisted principally of personnel costs and professional fees, and have fluctuated year to year from 1994 through 1996 due largely to changes in professional fees expense. The Company expects general and administrative expenses to increase in future periods as the Company's level of activities increases.

OTHER EXPENSES/INCOME
The Company recorded in 1996 a non-cash charge to earnings of $7.1 million, representing the fair value of 550,000 shares of common stock issued by the Company in a buyout of royalties which the Company would otherwise have owed on any sales of Cytolex.

The increases in interest income from 1994 through 1996 are due principally to increasing investment balances and higher prevailing interest rates.

Interest expense has consisted primarily of the interest component of capital leases for equipment. In the latter part of 1996, the Company borrowed $1,000,000 under a credit facility, and as a result, interest expense is expected to increase in future periods to reflect interest on such borrowing.

The Company expects to conduct, over the next several years, significant research, preclinical development, clinical testing and manufacturing development activities which, together with projected general and administrative expenses, are expected to result in continued losses, particularly due to the extended time period before the Company expects to commercialize any products.

FINANCIAL CONDITION, LIQUIDITY AND
CAPITAL RESOURCES
Cash and investments were approximately $33,340,000 at December 31, 1996 as compared to $43,666,000 at December 31, 1995. The primary use of cash was to finance the Company's operations. Cash used in operating activities was $21,831,000, $14,953,000 and $11,741,000 in 1996, 1995 and 1994, respectively.

Since inception, the Company has funded its operations primarily from the proceeds of public and private placements of securities, including $17,080,000 raised from its initial public offering in December 1991, $21,469,000 raised from a public offering completed in February 1993, $18,023,000 raised from a private placement of common stock completed in October 1993, $32,627,000 raised from a public offering completed in August 1995, and $11,932,000 raised from a private placement completed in August 1996, as well as contract and grant revenues, interest income and lease and debt financing.

Capital expenditures increased to $1,655,000 in 1996, principally reflecting an expansion of the Company's leased facility.

Accounts payable and accrued expenses increased to $5,145,000 at December 31, 1996 as compared to $4,080,000 at December 31, 1995, due principally to expenses associated with manufacturing development efforts. The Company expects a decrease in accounts payable and accrued expenses in future periods as certain of these liabilities are satisfied.

During 1996, the Company borrowed $1,000,000 under a credit facility relating to capital additions.

The Company believes that its existing capital resources will enable it to meet operating needs into 1998. However, the Company's capital requirements may change due to numerous factors, including, the progress of the Company's research and development programs, regulatory approvals, competitive and technological advances, the commercial viability of the Company's products, the terms of collaborative arrangements, if any, entered into by the Company, and other factors, many of which are beyond the Company's control. The Company will require substantial additional funds to continue its research and development programs and to commercialize potential products. The Company intends to seek such funds through a combination of future offerings of securities and collaborative arrangements with third parties, and regularly explores alternatives in this regard. There can be no assurance that future funding will be available to the Company or, if available, will be obtainable on terms favorable to the Company. The receipt of funding from corporate partners, if any, will depend largely on the progress of research and development programs. If the Company does not enter into appropriate collaborations, or is not able to raise sufficient funds from the periodic sale of securities, the Company will be required to delay or eliminate expenditures for certain of its potential products, including Cytolex, or to enter into collaborations with third parties to commercialize potential products or technologies that the Company would otherwise seek to develop itself, or to seek other arrangements.

In February 1997, the Company entered into a development, supply and distribution agreement (the "Agreement") in North America with SmithKline Beecham ("SB") for Cytolex. The Agreement provides for an upfront payment by SB to the Company of $5 million, SB may make additional payments to Magainin of up to $27.5 million upon the occurrence of certain product milestones. SB will also fund a percentage of any development expenses for any additional indications for Cytolex. Upon the commencement of commercial sales by SB, Magainin will be responsible for the supply of Cytolex and SB will be responsible for the marketing and sales of Cytolex. Magainin will receive certain percentages of SB sales revenues under agreed upon terms. The Agreement also gives SB the right to negotiate for rights to another Magainin product development candidate, under certain terms and conditions.

The Company's capital expenditure requirements will depend upon numerous factors, including the success of Cytolex and the progress of the Company's other research and development programs, the time and cost required to obtain regulatory approvals, the ability of the Company to enter into additional collaborative arrangements, the demand for products based on the Company's technology, if and when such products are approved, and possible acquisitions of products, technologies and companies. The Company had no significant capital commitments as of December 31, 1996.

The Company contracts with third parties for the manufacture of materials. There are a limited number of companies currently able to produce materials on the scale which the Company expects to require to commercialize its compounds. There can be no assurance that qualified outside contractors will be available to manufacture materials for the Company, or do so at costs which are affordable by the Company. The Company is currently dependent upon Abbott for the production of bulk Cytolex, and, as described above, Abbott is currently conducting certain manufacturing development activities. The Company and Abbott have agreed that, upon completion of such activities, they will negotiate in good faith a supply agreement for the Company's worldwide supply needs of Cytolex. In the event that this agreement is not entered into, or Abbott does not otherwise continue to manufacture Cytolex, the Company's timeline to commercialize Cytolex would be adversely affected, and the Company would need to spend substantial funds on securing other manufacturing arrangements or building a manufacturing infrastructure, and licensing applicable manufacturing related technology from such contract manufacturer.

The Company also expects to conduct significant manufacturing development activities for its other products under development.

Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA and similar foreign authorities. These processes can take years to complete and require the expenditure of substantial resources. The time required for completing such testing and obtaining such approvals is uncertain, and ultimately, approval may not be obtained. Even if a product were to receive marketing approval, there can be no assurance that the Company will be able to successfully and profitably manufacture, market and distribute the product. To attempt to limit risks in this process, the Company seeks to broaden its technology base through internal basic research, collaborations and strategic relationships.

The Company believes that patent and other proprietary rights are important to its business, and in this regard, files applications as appropriate for patents covering potential products and processes. The Company may be required to expend substantial funds to protect any such patents against infringement or to determine the priority of inventions in interference proceedings. If patents are issued to other parties that contain claims that are interpreted to cover any of the Company's proposed products, there can be no assurance that the Company would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Failure by the Company to obtain a patent on, or license to use, any technology required to commercialize its proposed products would have a material adverse impact on the Company.

Under license agreements, the Company will owe royalties on sales of certain of its proposed products. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate.

BALANCE SHEETS                                     Magainin Pharmaceuticals Inc.
(In thousands, except per share amounts)           (a development stage company)

                                December 31,                                   1996            1995
                                                                             --------        --------
   ASSETS
   Current assets:
     Cash and cash equivalents                                               $  2,072        $  1,880
     Short-term investments                                                    31,268          32,270
     Prepaid expenses and other current assets                                    454             509
                                                                             --------        --------
        Total current assets                                                   33,794          34,659
   Fixed assets, net                                                            2,506           1,476
   Long-term investments                                                           --           9,516
   Other assets                                                                    76              76
                                                                             --------        --------
        Total assets                                                         $ 36,376        $ 45,727
                                                                             ========        ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable and accrued expenses                                   $  5,145        $  4,080
     Note payable -- current                                                      250              --
     Equipment lease obligations -- current                                       123             150
                                                                             --------        --------
        Total current liabilities                                               5,518           4,230
   Note payable -- long-term                                                      750              --
   Equipment lease obligations -- long-term                                        38             161
   Deferred rent                                                                  127             143
                                                                             --------        --------
        Total liabilities                                                       6,433           4,534
                                                                             --------        --------
   Commitments, contingencies and other matters
   Stockholders' equity:
     Preferred stock -- $.001 par value; shares authorized -- 9,211; none issued
     Common stock -- $.002 par value; shares authorized -- 45,000; shares
        issued and outstanding -- 19,364 and 17,052                                39              34
     Additional paid-in capital                                               125,134         105,662
     Unrealized gain on investments                                                13             120
     Deficit accumulated during the development stage                         (95,243)        (64,623)
                                                                             --------        --------
        Total stockholders' equity                                             29,943          41,193
                                                                             --------        --------
        Total liabilities and stockholders' equity                           $ 36,376        $ 45,727
                                                                             ========        ========

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS                           Magainin Pharmaceuticals Inc.
(In thousands, except per share amounts)           (a development stage company)

                                                                                          June 29, 1987
                                                                                         (Inception) to
                                                                                           December 31,
           Year Ended December 31,              1996            1995            1994            1996
                                              --------        --------        --------        ---------
   REVENUES:
     Contract and government grant            $    150        $  2,056        $     85        $   2,983
     Related party contract                         --             280             326            1,527
                                              --------        --------        --------        ---------
                                                   150           2,336             411            4,510
                                              --------        --------        --------        ---------
   COSTS AND EXPENSES:
     Research and development                   22,326          18,160          11,258           78,681
     General and administrative                  3,488           3,137           3,468           20,512
     Charge for stock issuance relating to
        royalty buyout                           7,080              --              --            7,080
                                              --------        --------        --------        ---------
                                                32,894          21,297          14,726          106,273
                                              --------        --------        --------        ---------
   Loss from operations                        (32,744)        (18,961)        (14,315)        (101,763)
   Interest income                               2,172           1,778           1,207            7,210
   Interest expense                                (48)            (32)            (48)            (690)
                                              --------        --------        --------        ---------
   Net loss                                   $(30,620)       $(17,215)       $(13,156)       $ (95,243)
                                              ========        ========        ========        =========
   Net loss per share                           $(1.71)         $(1.17)         $(0.99)
                                              ========        ========        ========
   Weighted average shares outstanding          17,938          14,696          13,301
                                              ========        ========        ========

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY      Magainin Pharmaceuticals Inc.
(In thousands, except per share amounts)           (a development stage company)

                                                             Common Stock                Deficit       Treasury
                                                    -------------------------------    Accumulated        Stock
                                                                           Additional    During       ---------      Unrealized
           For the period from inception             Number                Paid in     Development     Number      Gain (Loss) on
             through December 31, 1996              of Shares    Amount    Capital        Stage       of Shares     Investments
                                                    -----------------------------------------------------------------------------
   Common stock issued, $.002 per share
     (inception)                                          374       $ 1    $     --       $     --           --                --
   Common stock issued, $2.00 per share                 1,750         3       3,496             --           --                --
   Net loss                                                --        --          --         (1,324)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1988                         2,124         4       3,496         (1,324)          --                --
   Acquisition of treasury shares, $.002 per
     share                                                 --        --          --             --           54                --
   Common stock issued, $.002 to $.30 per share             2        --          --             --           --                --
   Common stock issued, exercise of options                 3        --          --             --           --                --
   Common stock issued, $3.00 per share                 1,000         2       2,998             --           --                --
   Net loss                                                --        --          --         (2,086)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1989                         3,129         6       6,494         (3,410)          54                --
   Fair value of warrants issued as compensation           --        --          41             --           --                --
   Common stock issued, $.002 to $.40 per share             5        --           1             --           --                --
   Common stock issued, $3.00 per share (net of
     expenses)                                             70        --         200             --           --                --
   Common stock issued, $4.00 per share (net of
     expenses)                                          1,000         2       3,972             --           --                --
   Common stock issued, $6.50 per share (net of
     expenses)                                            154        --         986             --           --                --
   Common stock issued, exercise of options                75        --          13             --           --                --
   Net loss                                                --        --          --         (4,321)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1990                         4,433         8      11,707         (7,731)          54                --
   Common stock issued, $4.00 per share                   176        --         702             --           --                --
   Common stock issued, exercise of warrants and
     options                                              394         1       1,958             --           --                --
   Fair value of warrants issued                           --        --         250             --           --                --
   Retirement of treasury stock                           (54)       --          --             --          (54)               --
   Common stock issued pursuant to initial public
     offering, $9.00 per share (net of expenses)        2,000         4      16,212             --           --                --
   Net loss                                                --        --          --         (5,351)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1991                         6,949        13      30,829        (13,082)          --                --
   Common stock issued as compensation, $4.00 per
     share                                                  1        --           2             --           --                --
   Common stock issued pursuant to initial public
     offering over-allotment, $9.00 per share
     (net of expenses)                                    105         1         865             --           --                --
   Common stock issued, exercise of options                54        --          11             --           --                --
   Net loss                                                --        --          --         (8,459)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1992                         7,109        14      31,707        (21,541)          --                --
   Common stock issued pursuant to public
     offering, $6.00 per share (net of expenses)        3,875         8      21,460             --           --                --
   Common stock issued, exercise of options                76        --          48             --           --                --
   Common stock issued pursuant to private
     placement, $8.75 per share (net of expenses)       2,200         5      18,019             --           --                --
   Net loss                                                --        --          --        (12,711)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1993                        13,260        27      71,234        (34,252)          --                --
   Common stock issued, exercise of options and
     warrants                                              60        --          29             --           --                --
   Fair value of warrants issued to contract
     manufacturer                                          --        --         200             --           --                --
   Unrealized loss on investments                          --        --          --             --           --              (169)
   Net loss                                                --        --          --        (13,156)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1994                        13,320        27      71,463        (47,408)          --              (169)
   Common stock issued pursuant to public
     offering, $10.00 per share (net of expenses)       3,500         7      32,620             --           --                --
   Common stock issued, exercise of options               107        --         329             --           --                --
   Fair value of shares issued to contract
     manufacturer $10.00 per share                        125        --       1,250             --           --                --
   Carrying value adjustment                               --        --          --             --           --               289
   Net loss                                                --        --          --        (17,215)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Balance -- December 31, 1995                        17,052        34     105,662        (64,623)          --               120
   Common stock issued pursuant to private
     placement, $7.71 per share (net of expenses)       1,557         3      11,929             --           --                --
   Fair value of shares issued pursuant to
     royalty buyout                                       550         1       7,059             --           --                --
   Common stock issued, exercise of options and
     warrants                                             205         1         484             --           --                --
   Carrying value adjustment                               --        --          --             --           --              (107)
   Net loss                                                                                (30,620)          --                --
   ------------------------------------------------------------------------------------------------------------------------------
   BALANCE -- DECEMBER 31, 1996                        19,364       $39    $125,134       $(95,243)          --               $13
  ===============================================================================================================================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS                           Magainin Pharmaceuticals Inc.
(In thousands)                                     (a development stage company)

                                                                                      June 29, 1987
                                                                                     (Inception) to
                                                                                       December 31,
             For the Years Ended December 31,               1996        1995        1994        1996
                                                          --------    --------    --------    ---------
   CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                             $(30,620)   $(17,215)   $(13,156)   $ (95,243)
     Adjustments to reconcile net loss to net cash used
        in operating activities:
          Fair value of stock, options and warrants
             issued                                          7,060       1,250         200        8,809
          Depreciation and amortization                        625         456         551        3,809
          Deferred rent                                        (16)         (6)          7          127
          Changes in operating assets and liabilities:
             (Increase) decrease in prepaid expenses
               and other assets                                 55         (28)         25         (645)
             Increase in accounts payable and accrued
               expenses                                      1,065         590         632        5,145
                                                          --------    --------    --------    ---------
                  Net cash used in operating activities    (21,831)    (14,953)    (11,741)     (77,998)
                                                          --------    --------    --------    ---------
   CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of investments                               (28,019)    (62,948)    (20,856)    (182,852)
     Proceeds from maturities and sales of investments      38,430      44,821      33,884      151,595
     Capital expenditures                                   (1,655)       (360)       (149)      (4,196)
                                                          --------    --------    --------    ---------
                  Net cash provided by (used in)
                    investing activities                     8,756     (18,487)     12,879      (35,453)
                                                          --------    --------    --------    ---------
   CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable                             1,000          --          --        1,000
     Payments on capitalized equipment leases                 (150)       (186)       (352)      (1,840)
     Proceeds from sale of stock and exercise of
        options and warrants                                12,417      32,956          29      116,363
                                                          --------    --------    --------    ---------
                  Net cash provided by (used in)
                    financing activities                    13,267      32,770        (323)     115,523
                                                          --------    --------    --------    ---------
   Net increase (decrease) in cash and cash equivalents        192        (670)        815        2,072
   Cash and cash equivalents at beginning of period          1,880       2,550       1,735           --
                                                          --------    --------    --------    ---------
   Cash and cash equivalents at end of period             $  2,072    $  1,880    $  2,550    $   2,072
                                                          ========    ========    ========    =========
   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid during the period for interest               $48         $32         $48         $439
                                                          ========    ========    ========    =========

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS                      Magainin Pharmaceuticals Inc.
                                                   (a development stage company)

NOTE A -- THE COMPANY:
Magainin Pharmaceuticals Inc. (the "Company") was incorporated on June 29, 1987. The Company is engaged in the development of break through medicines for serious diseases. The Company isolates and develops compounds from the host-defense systems of animals and uses molecular techniques such as gene identification to understand the pathogenesis of disease. The Company's development efforts are focused on anti-infectives, oncology and, pulmonary and allergic disorders.

The Company is in the development stage, and its efforts have been principally devoted to research and development. The Company is subject to those risks associated with development stage companies. Substantial financing will be required by the Company to fund its research and development activities. There is no assurance that such financing will be available when needed or that the Company's research and development efforts will be successful.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash equivalents -- The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Investments -- Investments purchased with a maturity of more than three months, and which mature less than twelve months from the balance sheet date, are classified as short-term investments. Long-term investments are those with maturities greater than twelve months from the balance sheet date. The Company generally holds investments to maturity, however, since the Company may, from time to time, sell securities to meet cash requirements, the Company classifies its investments as available-for-sale as defined by Statement of Financial Accounting Standards ("SFAS"), No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Available-for-sale securities are carried at market value with unrealized gains and losses reported as a separate component of Stockholders' Equity. Gross realized gains and losses on the sales of investment securities are determined on the specific identification method and are included in interest income.

Concentration of Credit -- The Company invests generally in securities of the U.S. Treasury, U.S. government agencies, and U.S. government security-based money market funds. The Company has not experienced any losses on its investments.

Fixed Assets and Depreciation -- Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the term of the respective lease, or their estimated useful lives, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue recognition -- Any revenues from research and development arrangements are recognized pursuant to the terms of the related agreements as work is performed, or as milestones are achieved.

Research and development -- Research and development costs are expensed as incurred.

Patent costs -- Patent-related costs are expensed as incurred.

Lease expense -- Expense related to the facility lease is recorded on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as deferred rent and is amortized over the lease term.

Income Taxes -- The Company accounts for income taxes using the liability method as prescribed by Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Net loss per share -- Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during each period. Outstanding options and warrants have not been considered because their inclusion would have an antidilutive effect on net loss per share.

New Pronouncements -- In October 1995, the FASB issued SFAS 123 "Accounting for Stock-Based Compensation Arrangements". SFAS 123 permits a company to choose either a new fair value-based method of accounting for stock-based compensation, or retaining the current intrinsic value-based method of accounting for stock-based compensation provided for in APB Opinion 25. The statement requires pro forma disclosures of net income and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow the intrinsic value-based method of accounting. The Company has adopted SFAS 123 for disclosure purposes only, and as a result, the adoption of SFAS 123 will not materially impact the Company's results of operations.

Reclassification -- Certain reclassifications have been made to prior years' financial statements to conform to the 1996 presentation.

NOTE C -- SHORT-TERM AND LONG-TERM INVESTMENTS:
The Company invests in U.S. Treasury and U.S. Government agency securities. Excess cash is invested on a short-term basis in U.S. government based money market funds. Unrealized gains at December 31, 1996 total $13,000. The Company has not realized any losses on its investments.

NOTE D -- FIXED ASSETS:
Fixed assets are stated at cost and are summarized as follows (in thousands):

                                                                                   December 31,    December 31,
                                                                                       1996            1995
                                                                                   ------------    ------------
   Laboratory and office equipment                                                       $3,766          $2,707
   Leasehold improvements                                                                 2,433           1,837
                                                                                         ------          ------
     Total                                                                                6,199           4,544
   Less accumulated depreciation and amortization                                         3,693           3,068
                                                                                         ------          ------
                                                                                         $2,506          $1,476
                                                                                         ======          ======

NOTE E -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
Accounts payable and accrued expenses consist of the following (in thousands):

                                                                                   December 31,    December 31,
                                                                                       1996            1995
                                                                                   ------------    ------------
   Accounts payable                                                                       $ 176           $ 290
   Clinical trial costs                                                                     720           1,333
   Manufacturing development costs                                                        3,426           1,865
   Preclinical costs                                                                        269              --
   Professional fees                                                                        200             334
   Deferred contract income                                                                  87              87
   Other                                                                                    267             171
                                                                                         ------          ------
                                                                                         $5,145          $4,080
                                                                                         ======          ======

NOTE F -- EQUIPMENT LEASE OBLIGATIONS:
The Company leases equipment under various agreements with terms of 36 to 48 months and accounts for these leases as capital leases. Equipment purchases under these leases were approximately $0, $0, $399,000 and $2,003,000 for the years ended December 31, 1996, 1995, 1994 and the period June 29, 1987 (inception) through December 31, 1996, respectively. The net book value of the equipment held under capital leases was approximately $149,000 and $293,000 at December 31, 1996 and 1995, respectively.

Future lease payments as of December 31, 1996 are as follows (in thousands):

   Year Ending December 31,
   1997                                                                                                   $131
   1998                                                                                                     42
                                                                                                           ---
     Total                                                                                                 173
   Less amounts representing interest                                                                       12
                                                                                                           ---
   Present value of future lease payments at end of year                                                   161
   Less amounts due within one year                                                                        123
                                                                                                          ----
   Amounts due after one year                                                                             $ 38
                                                                                                          ====

NOTE G -- NOTE PAYABLE:
In April 1996, the Company entered into a credit arrangement with a commercial bank under which up to $1,000,000 may be borrowed to finance the acquisition of equipment and the costs of improvements to the Company's leased facilities. Borrowings under this credit facility bear interest at a rate of 8.5% for the three-year term of the loan. The loan provides for monthly interest payments, with principal payments made in quarterly installments in the second and third year after borrowings. Under this credit arrangement, the Company has agreed to maintain, in an unrestricted investment account with the bank, an investment balance not less than the outstanding loan balance. Any amounts outstanding shall become immediately due and payable under certain circumstances, including the failure of the Company to maintain (i) a certain minimum cash and investment balance, and (ii) certain financial ratios.

As of December 31, 1996, the Company had borrowed $1,000,000 under this facility.

The principal repayment obligations as of December 31, 1996 are as follows (in thousands):

   Year ending December 31,
   1997                                                                                                 $  250
   1998                                                                                                 $  500
   1999                                                                                                 $  250
                                                                                                        ------
   Total                                                                                                $1,000

NOTE H -- STOCKHOLDERS' EQUITY:
In August 1995, the Company consummated a public offering of 3,500,000 shares of common stock with proceeds to the Company (after underwriting discounts and offering expenses) of approximately $32,627,000.

In October 1995, pursuant to an arrangement with a contract manufacturer, the Company issued to such manufacturer 125,000 shares of common stock with a fair value of $10 per share. In connection therewith, the Company recorded a non-cash charge to earnings of $1,250,000.

In May 1996, the Company increased the number of its authorized common shares to 45,000,000.

In August 1996, the Company completed a private placement of 1,556,763 shares of common stock, together with warrants as described below, with proceeds to the Company (after offering expenses) of approximately $11,932,000.

In September 1996, pursuant to a buyout of a royalty arrangement, the Company issued 550,000 shares of common stock with a fair value of $12.87 per share. In connection, therewith, the Company recorded a non-cash charge to earnings of $7,060,000.

Warrants -- Under a 1991 credit agreement with certain stockholders, the Company granted warrants to the lenders to purchase an aggregate of 250,000 shares of common stock exercisable at $8 per share. These warrants expire in 2001. In connection therewith, the Company recorded a non-cash charge to earnings of $250,000 in 1991. At December 31, 1996 229,739 of these warrants are outstanding.

In October 1994, pursuant to an arrangement with a contract manufacturer, the Company granted to such manufacturer a warrant to purchase 300,000 shares of common stock exercisable at $7.50 per share. The warrant expires in 1999. In connection therewith, the Company recorded a non-cash charge to earnings of $200,000 in 1994.

In August 1996, the Company completed a private placement of 1,556,763 shares of common stock, together with warrants to purchase an aggregate of 1,011,896 shares of common stock. The warrants are exercisable at $8.48 per share, and contain provisions to decrease the exercise price, and increase the issuable shares, under certain circumstances. Such circumstances include the issuance of shares of common stock by the Company for a consideration per share less than the exercise price of the warrants, and the issuance by the Company of securities convertible into shares of common stock for which the exercise or conversion price is less than the exercise price of the warrants. The warrant holders also have a one-time right, in the event the average price of the Company's common stock in any month prior to August 1999 falls below a certain level, to reduce the exercise price of the warrant to 110% of such average price.

Stock option plans -- In May 1991, the stockholders approved the 1990 Stock Option Plan (the "1990 Plan") which provides for the granting of options for the purchase of up to 160,000 shares of common stock. In May 1996, the stockholders approved the amended 1992 Stock Option Plan (the "1992 Plan") which provides for the granting of options for the purchase of up to 2,500,000 shares of common stock.

The plans provide for the granting of incentive stock options and nonqualified stock options and are administered by a committee of the Board of Directors (except as to options awarded to non-employee directors as described below). The committee has the authority to determine the term during which an option may be exercised (provided that no option may have a term of more than 10 years), the exercise price of an option and the rate at which options may be exercised. Incentive stock options may be granted only to employees of the Company. Nonqualified stock options may be granted to employees, directors or consultants of the Company. For nonqualified stock options under the 1992 Plan and incentive stock options, the exercise price can not be less than the fair market value of the underlying common stock on the date of the grant. The 1992 Plan also provides for initial grants to nonemployee directors to purchase 15,000 shares of common stock, and annual grants thereafter of options to purchase 5,000 shares of common stock.

In addition to the shares of common stock issuable upon exercise of options granted under the Company's stock option plans, 734,383 shares of common stock are issuable upon exercise of outstanding options granted to officers, employees and consultants pursuant to other written agreements. The price for these options was set by the Board of Directors, or a committee designated by the Board, based upon an evaluation of the fair market value of the Company's common stock. The options vest over various periods, not exceeding five years, and expire no later than ten years from the date of grant.

During 1994, a number of outstanding options with higher exercise prices were exchanged for fewer options with an exercise price equal to $3.75 per share. Pursuant to this program, 499,975 option shares were exchanged for 431,724 new option shares.

The Company applies APB Opinion 25 and related Interpretations in accounting for its options. Accordingly, no compensation cost has been recognized for its stock option grants. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                        1996         1995
                                                      --------     --------
Net Loss                   As reported                $(30,620)    $(17,215)
                           Pro forma                  $(31,816)    $(17,410)
Net Loss Per Share         As reported                $  (1.71)    $  (1.17)
                           Pro forma                  $  (1.78)    $  (1.18)

The resulting effect on pro forma net loss and net loss per share disclosed for 1996 and 1995 is not likely to be representative of the effects on net loss and net loss per share on a pro forma basis in future years, because 1995 and 1996 pro forma results include the impact of only one and two years, respectively, of grants and related vesting, while subsequent years will include additional years of grants and vesting.

A summary of the status of the Company's stock options as of December 31, 1994, 1995 and 1996, and changes during the years ending on those dates is presented below (in thousands, exept per share data):

                                           1996                          1995                          1994
                                --------------------------    --------------------------    --------------------------
                                          Weighted-Average              Weighted-Average              Weighted-Average
            Options             Shares     Exercise Price     Shares     Exercise Price     Shares     Exercise Price
   --------------------------   ------    ----------------    ------    ----------------    ------    ----------------
   Outstanding at beginning
     of year                    2,048               $ 3.97    1,759                $3.07     1,563               $4.13
   Granted                        782               $10.56      504                $7.16       323               $5.49
   Exercised                     (196)              $ 2.56     (107)               $3.08       (25)              $1.14
   Forfeited                     (168)              $ 5.01     (108)               $4.90      (102)              $8.72
                                 ----                          ----                          -----
   Outstanding at end of year   2,466               $ 6.07    2,048                $3.97     1,759               $3.07
   Options exercisable at
     year-end                   1,203               $ 3.00    1,157                $2.39       926               $1.89
   Weighted-average fair
     value of options granted
     during the year            $7.54                         $5.30                             --

The following table summarizes information about stock options outstanding at December 31, 1996 (in thousands, except per share data):

                                             Options Outstanding                          Options Exercisable
                             ---------------------------------------------------    -------------------------------
                               Shares       Weighted-Average                          Shares
            Range            Outstanding       Remaining        Weighted-Average    Exercisable    Weighted-Average
       Exercise Prices       at 12/31/96    Contractual Life     Exercise Price     at 12/31/96     Exercise Price
   -----------------------   -----------    ----------------    ----------------    -----------    ----------------
   $.002-$.40                        146        2 years                  $ .022            146              $ .022
   $2.00-$3.75                     1,062        6 years                  $ 2.75            867              $ 2.54
   $5.25-$8.00                       300        8 years                  $ 6.70            139              $ 6.35
   $9.13-$11.63                      943        9 years                  $10.38             43              $ 9.18
   $16.75                             15        8 years                  $16.75              8              $16.75
                                    ----        -------                  ------          -----               -----
   $002.-$16.75                    2,466        7 years                  $ 6.07          1,203              $ 3.00

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: dividend yield of zero (.0%) percent, expected volatility of eighty-two (82%) and seventy-nine (79%) percent; respectively, risk-free interest rates ranging from 5.6% to 7.25%, and expected life of six years.

NOTE I -- INCOME TAXES:
The Company has approximately $85,522,000 of net operating loss ("NOL") carryforwards, and approximately $4,258,000 of research and development tax credits, available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and research and development credit carryforwards are subject to examination by the tax authorities and expire in various years from 2003 through 2011. The NOL carryforward differs from the accumulated deficit due principally to differences in the recognition of certain research and development expenses for financial and federal income tax reporting.

The Tax Reform Act of 1986 contains provisions that may limit the NOL and research and development credit carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company's ability to utilize its NOL carryforwards from tax periods prior to the ownership change. The Company is subject to an annual limitation on the use of its NOL carryforwards and research and development credits pursuant to these provisions. The Company does not believe that such limitation will have a material adverse impact on the utilization of its carryforwards.

The Company's NOL, research and development tax credit carryforwards and temporary differences represent a previously unrecognized tax benefit. Recognition of these benefits requires future income. Because the attainment of future income is uncertain, the Company has established a valuation allowance, which increased by approximately $7,698,000 during 1996, for the entire amount of the tax benefit.

Significant components of the Company's deferred tax assets as of December 31, 1996 and 1995 are as follows (in thousands):

                                                                                        1996             1995
                                                                                      --------         --------
   Net operating loss carryforwards                                                   $ 29,077         $ 24,533
   Research credits                                                                      4,258            3,451
   Other (net)                                                                           3,213              866
                                                                                      --------         --------
   Net deferred tax assets                                                              36,548           28,850
   Valuation allowance for deferred tax assets                                        $(36,548)        $(28,850)
                                                                                      --------         --------
     Total deferred tax assets                                                        $     --         $     --
                                                                                      ========         ========

NOTE J -- COLLABORATIVE AGREEMENTS:
In 1990, the Company entered into a Research and License Agreement with Colgate-Palmolive Company ("Colgate") pursuant to which the Company received research funding of approximately $0, $280,000, $326,000, and $1,527,000 during the years ended December 31, 1996, 1995 and 1994 and during the period from June 29, 1987 (inception) to December 31, 1996, respectively. This agreement has expired, and the Company does not expect to receive any additional such funding.

In August 1994, the Company entered into a collaboration in the nutritional field with Abbott Laboratories ("Abbott"). The Company recorded revenue of $150,000, $150,000 and $62,500 in the years ended December 31, 1996, 1995 and
1994, respectively, under this arrangement.

The Company recorded revenues of $1.9 million in 1995 relating to the execution of an agreement in principle with Fisons plc ("Fisons") in September 1995, and the termination by Fisons of this arrangement in November 1995.

Under license agreements, the Company will owe royalties on sales of certain of its proposed products. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate.

The Company maintains relationships with, and funds research at, a number of institutions. These relationships typically provide the Company with an option to license any results of the research. Generally, the Company would be obligated to pay royalties based upon any revenue from the licenses.

NOTE K -- 401(K) PLAN:
The Company maintains a 401(k) retirement plan available to all full-time, eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the plan. No such contributions have been made through December 31, 1996.

NOTE L -- COMMITMENTS, CONTINGENCIES AND OTHER MATTERS:
MANUFACTURING
The Company contracts with third parties for the manufacture of materials, and is working with Abbott Laboratories with regard to the manufacture of bulk Cytolex. The Company's current arrangement with Abbott provides for the development by Abbott of a chemical process to manufacture bulk Cytolex on a commercial scale, for the production of bulk Cytolex, and for Abbott to perform those activities necessary to submit a Drug Master File to the FDA in support of any filing for marketing approval of Cytolex. The arrangement with Abbott provides for cash payments by the Company through early 1998 aggregating approximately $12,900,000, as well as the issuance by the Company to Abbott of up to 500,000 shares of its common stock and the obligation to pay a royalty on future sales of Cytolex. Through December 31, 1996, the Company has paid Abbott approximately

$8,600,000 under this arrangement. Stock issuances by the Company to Abbott will result in a charge to earnings, representing the fair value of the shares when issued. The Company issued 125,000 shares of common stock to Abbott in October 1995, resulting in a charge to earnings of $1,250,000 in 1995. Future stock issuances are related to the achievement by Abbott of contractual performance milestones which could begin to occur in 1997. Substantial additional funds will also be required to continue manufacturing development efforts beyond the term of this current arrangement.

There are a limited number of companies which are currently able to produce materials on the scale which the Company expects to require to commercialize its compounds. There can be no assurance that qualified outside contractors will be available to manufacture materials for the Company, or do so at costs which are affordable by the Company. The Company is currently dependent upon Abbott for the production of bulk Cytolex, and, as described above, Abbott is currently conducting certain manufacturing development activities. The Company and Abbott have agreed that, upon completion of such activities, they will negotiate in good faith a supply agreement for the Company's worldwide supply needs of Cytolex. In the event that this agreement is not entered into, or Abbott does not otherwise continue to manufacture Cytolex, the Company's timeline to commercialize Cytolex would be adversely affected, and the Company may need to spend substantial funds on securing other manufacturing arrangements or building a manufacturing infrastructure, and licensing applicable manufacturing related technology from such contract manufacturer.

The Company also expects to conduct significant manufacturing development activities for its other products under development.

RENT
The Company has entered into an operating lease for its laboratory and corporate office facility. The lease provides for minimum annual rent payments through 1999 as follows (in thousands):

   Year Ending December 31,
   1997                                                                                                   $322
   1998                                                                                                    335
   1999                                                                                                    319

The lease provides for escalations relating to increases in real estate taxes and certain operating expenses.

Rent expense was approximately $310,000, $297,000, $291,000, and $1,978,000 for
the years ended December 31, 1996, 1995 and 1994, and for the period from June 29, 1987 (inception) to December 31, 1996, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Magainin Pharmaceuticals Inc.
Plymouth Meeting, Pennsylvania

We have audited the accompanying balance sheets of Magainin Pharmaceuticals Inc. (a development stage company) as at December 31, 1996, and December 31, 1995 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and for the period June 29, 1987 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Magainin Pharmaceuticals Inc. at December 31, 1996 and December 31, 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 and for the period June 29, 1987 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

LOGO
/s/ RICHARD A. EISNER & COMPANY, LLP
------------------------------------
Richard A. Eisner & Company, LLP
New York, New York
January 29, 1997